TRILLIUM THERAPEUTICS INC.

Notice of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders, or the Meeting, of Trillium Therapeutics Inc., or the Corporation, will be held at the offices of the Corporation at 96 Skyway Avenue, Toronto, ON M9W 4Y9, on May 27, 2015, at 3:00 pm (Toronto time), for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2014, together with the auditors’ report thereon;

2.	to elect directors of the Corporation for the ensuing year;

3.

to reappoint Ernst & Young, LLP, Chartered Professional Accountants, Licensed Public Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Information Circular and the form of proxy are prepared in respect of the Meeting accompanying this notice.

Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the enclosed form of proxy in the addressed envelope provided for that purpose.

DATED as of the 22nd day of April, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Dr. Calvin Stiller”

Dr. Calvin Stiller
Chair